U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                         Commission File No.: (0-027957)

                           NOTIFICATION OF LATE FILING

(Check One):  [X]  Form 10Q



For Period Ended December 31, 1999
                 -----------------

PART I - REGISTRANT INFORMATION

RBID.COM INC.
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Full Name of Registrant

N/A
---
Former Name of Registrant

24461 Ridge Route Drive
-----------------------
Address of principal executive office (Street and Number)

Laguna Hills, California 92663
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City, State and Zip Code

PART II RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ }      (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ }      (c)   The  accountant's  statement  or other  exhibit  required by Rule
         12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms10-K, Form 20-F, 11-K, or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Rbid.com, Inc. (the "Company") filed an amended Form10-SB on February 29, 2000 and the Securities And Exchange Commission responded on March 30, 2000 received April 5, 2000with a comment/change letter therto which would have an effect on the information submitted in the Form 10QSB which is due on May 15, 2000. The Company desires to file an accurate 10QSB and hereby requests an extension to file. In addition the Company is awaiting certain 3rd party information that is necessary to prepare its financial statements in accordance with generally accepted accounting principles. The Company anticipates receiving the required information and filing its Form 10QSB within the next 15 days.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Fred Wallace             (310)                375-8299
         ------------             -----                --------
           (Name)               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investments Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [ ] Yes [X] No

Form 10KSB for year ended 12/31/1999 is awaiting approval of amended form 10SB

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  RBID.COM INC.
                                  -------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 15, 2000        By:  /s/ Fred W. Wallace
                                 -------------------
                                 Fred W. Wallace
                                 Chief Financial Officer


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